KY 3/22

06005750

A/B 3/21/06*

SEC[illegible] [illegible]ISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 12296

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2005 (MM/DD/YY) AND ENDING December 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ryan Beck & Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

18 Columbia Turnpike
(No. and Street)

Florham Park (City) New Jersey (State) 07932 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Anthony G. Simone (973)597-5711
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue (Address) New York (City) New York (State) 10017 (Zip Code)

PROCESSED
MAY 26 2006
THOMSON FINANCIAL

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Anthony G. Simone, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ryan Beck & Co., Inc., as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Executive Vice President, CFO
Title

GAIL LYNCH
Notary Public of New Jersey
I.D. # 2076643
Commission Expires 6/11/2010

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Ryan Beck & Co., Inc. and Subsidiaries

(An indirect wholly owned subsidiary of BankAtlantic Bancorp, Inc.)

Consolidated Statement of Financial Condition

December 31, 2005

Ryan Beck & Co., Inc. and Subsidiaries

Table of Contents

Report contains: **Page**

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Board of Directors and Stockholder of
Ryan Beck & Co., Inc. and Subsidiaries:

In our opinion, the accompanying consolidated statement of financial condition presents fairly, in all material respects, the financial position of Ryan Beck & Co., Inc. and Subsidiaries (the "Company") at December 31, 2005, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audits of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 28, 2006

Ryan Beck & Co., Inc. and Subsidiaries
(An indirect wholly owned subsidiary of BankAtlantic Bancorp Inc.)
Consolidated Statement of Financial Condition
December 31, 2005

(in thousands, except share and per share amounts)

Assets	
Cash	$ 2,265
Cash segregated under Federal and other regulations	99
Securities owned, held at clearing broker, at estimated fair value	176,880
Forgivable loans, net of reserves of $3,401	18,687
Notes receivable	3,360
Property and equipment, net of accumulated depreciation	5,638
Goodwill	454
Deferred income taxes	12,117
Other assets	11,558
Total assets	$ 231,058
Liabilities and Stockholder's Equity	
Liabilities	
Securities sold, but not yet purchased, at estimated fair value	$ 33,877
Due to clearing broker	24,486
Accrued employee compensation and benefits	56,528
Accounts payable and other accrued expenses	15,350
Total liabilities	130,241
Commitments and contingencies (Note 11)	
Stockholder's equity	
Common stock, par value $0.001 per share, authorized 25,000,000 shares; issued and outstanding 8,125,000	8
Additional paid-in capital	32,454
Retained earnings	68,355
Total stockholder's equity	100,817
Total liabilities and stockholder's equity	$ 231,058

The accompanying notes are an integral part of this financial statement.

1. Organization

Ryan Beck & Co., Inc. and its Subsidiaries (the "Company" or "Ryan Beck"), Ryan Beck Life Agency and Ryan Beck Executive Tax Advisors, is a wholly owned subsidiary of RB Holdings, Inc. ("RB Holdings"), whose ultimate parent is BankAtlantic Bancorp, Inc. ("BankAtlantic"). All intercompany balances and transactions are eliminated in consolidation. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Security Dealers, Inc. ("NASD") and other securities exchanges. The Company is an investment banking firm engaged in the underwriting, distribution and trading of tax-exempt, equity and debt securities. The Company offers a full-service, general securities brokerage business with investment and insurance products for retail and institutional clients. The Company also provides investment and wealth management advisory services for its customers. As investment bankers, the Company provides capital-raising and advisory services, in addition to mergers and acquisitions transaction management. The Company clears the majority of its securities transactions on a fully-disclosed basis through a clearing broker, Pershing, a Bank of New York Securities Company.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of this financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of this financial statement. These estimates are based on historical experience and information that is available to management about current events and actions the Company may take in the future. Actual results could differ from those estimates.

Securities Transactions

Proprietary securities transactions are recorded on a trade date basis. Customers' securities transactions are reported on a settlement date basis. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Securities owned are valued at their estimated fair value.

Derivatives

Derivative financial instruments, including futures, mortgage backed to-be-announced securities (TBA's) and when-issued securities are recorded on a trade date basis. Derivatives are carried at quoted market value, or, if market prices are not readily available, estimated fair value.

Open equity futures transactions are recorded as receivables from and payables to broker-dealers and clearing organizations.

Investment Banking

Investment banking management and underwriting fees are recorded as earned, provided no contingency of payment exists. Sales concessions are recorded on trade date.

Income Taxes
The Company operates under a tax sharing arrangement and is included in BankAtlantic's consolidated federal tax return. The Company files state and local income tax returns separate from BankAtlantic. Federal income taxes are calculated as if the Company filed on a separate tax return basis and the amount of current tax expense or benefit was either remitted to or received from BankAtlantic.

The amount of current and deferred taxes payable or refundable is recognized as of the date of this financial statement, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

Depreciation
Depreciation is provided on an accelerated basis for assets acquired prior to 2005. In 2005, the Company changed its method of depreciation to straight-line for all new assets purchased in order to be consistent with BankAtlantic's depreciation methodology. The estimated useful lives range from three to ten years. Leasehold improvements are amortized on a straight-line basis over the lesser of the economic useful life of the improvement or the term of the lease.

Goodwill
Goodwill represents the cost of acquired businesses in excess of fair market value of the related net identifiable assets at acquisition. The carrying value of the goodwill is periodically reviewed for impairment at the level of reporting units by the Company on an undiscounted cash flow basis to assess recoverability. If the estimated future cash flows (undiscounted and without interest) are projected to be less than the carrying value, an impairment write-down representing goodwill which exceeds the present value of the estimated expected future cash flows would be recorded.

Fair Value of Financial Instruments
Management estimates that the fair value of financial instruments recognized on the Statement of Financial Condition approximates their carrying value; as such financial instruments are short-term in nature, bear interest at current market rates or are subject to frequent repricing.

3. Notes Receivable

As part of Ryan Beck's acquisition of certain of the assets and assumption of certain of the liabilities of Gruntal & Co., LLC, in April 2002, Ryan Beck acquired all of the membership interests in The GMS Group, L.L.C. ("GMS"). Ryan Beck sold its entire membership interest in GMS to GMS Group Holdings Corp. ("Buyer") in August 2003 for $22.6 million. Ryan Beck received cash proceeds from the sale of $9.0 million and a $13.6 million secured promissory note issued by the Buyer with recourse to the management of GMS. The terms of the note is floating with periodic increases in spread, matures in 2010 and is secured by the membership interest in GMS and contains covenants that require GMS to maintain certain capital and financial ratios. Total payments of principal during the year were $3.0 million, reducing the outstanding balance to approximately $3.3 million.

4. Forgivable Loans

Ryan Beck has a recruitment and retention plan for certain financial consultants, key employees and others. Each forgivable note will generally have a term of three, five or seven years. A pro-rata portion of the principal amount of the note is forgiven each month over the term. If a participant terminates employment with Ryan Beck prior to the end of the term of the note, the outstanding balance becomes immediately due to Ryan Beck. A reserve is established for such terminated notes, taking into consideration historical settlements reached with terminated employees, adjusted for any expenses incurred related to collections. As of December 31, 2005 the Company had $18.7 million of notes receivable to certain employees, net of reserves of approximating $3.4 million.

5. Securities Owned and Securities Sold, Not Yet Purchased, at Estimated Fair Value

Securities owned and securities sold, not yet purchased, at estimated fair value as of December 31, 2005 consisted of (in thousands):

	Securities Owned	Securities Sold, Not Yet Purchased
Certificates of Deposit	$ 2,483	$ 371
State and municipal obligations	76,568	41
Obligations of U.S. Government agencies	45,827	29,653
Equity securities	20,233	2,480
Mutual funds and other	28,359	-
Corporate debt	3,410	1,332
	$ 176,880	$ 33,877

6. Property and Equipment

Property and equipment, stated at cost, as of December 31, 2005 consisted of (in thousands):

Office furniture and equipment	$ 12,465
Leasehold improvements	4,654
	17,119
Less accumulated depreciation and amortization	(11,481)
	$ 5,638

7. Income Taxes

The Company has recorded federal taxes payable of approximately $3.8 million which is included within accounts payable and accrued expenses and is payable under a tax sharing arrangement.

The Company's cumulative net deferred tax asset consists of the following at December 31, 2005 (in thousands):

Deferred compensation	$ 10,742
Medical claims reserve	1,327
Deferred rent	832
Depreciation	326
Legal reserve	289
Amortization of goodwill	214
Forgivable loans	50
State taxes	(854)
Investments	(998)
Other	189
Total net deferred tax asset	$ 12,117

There are no valuation allowances recorded against Federal and state deferred tax assets at December 31, 2005. Management believes it is more likely than not that all of the Federal and state deferred tax assets will be realized.

8. Due to Clearing Broker

In the ordinary course of business, the Company borrows under an agreement with its clearing broker by pledging securities owned as collateral primarily to finance its trading inventories. As of December 31, 2005, the balance due to the clearing broker was $24.5 million. The clearing broker may rehypothecate all of the securities owned.

9. Employees Benefit Plans

Retirement Plans
The Company maintains a retirement plan for eligible employees, the 401(k) Savings Plan.

Employees may contribute to the 401(k) Savings Plan up to 25% of their eligible earnings, subject to certain limitations. In 2005, the Company matched 50% on the first 6% of contribution for salaried employees, as defined.

Ryan Beck & Co., Inc., Common Stock Option Plan
Effective March 29, 2002, Ryan Beck's board of directors adopted the Ryan, Beck & Co., LLC Common Unit Option Plan (the "Plan"). At September 30, 2002, the common unit options were converted into options to acquire 492,500 shares of Ryan Beck's common stock. In October 2003, the Plan was amended to increase the number of grants to not more than 510,000. In March 2004, Ryan Beck options were converted into options of RB Holding. RB Holdings accounts for its stock based compensation plan under the recognition and measurement principles of Accounting Principles Board opinion No. 25. As all 2005 options were granted at fair value, no compensation

charge was allocated to the Company. The fair value was determined based on an independent appraisal.

The fair value of each option granted is estimated as of its respective grant date using the Black Scholes option-pricing model with the following assumptions:

	2005
Dividend yield	0.1 %
Expected volatility	15.9 %
Risk-free interest rate	4.4 %
Expected life (in years)	6.0

Ryan Beck & Co., Inc., Deferred Compensation Plans
The Company maintains a voluntary deferred compensation plan, the Ryan Beck & Co., Inc. Voluntary Deferred Compensation Plan, for certain employees whereby the employee can elect to defer a portion of his or her compensation for a minimum of three years or until retirement. These assets are fully vested. The Company also maintains the Ryan Beck & Co., Inc. Deferred Incentive Compensation Plan for certain employees whereby a portion of their compensation is deferred for a period of three to ten years. Compensation is not vested until the end of the term and is recognized on a straight-line basis. The obligations under the terms of these plans are not required to be funded. The value of the deferred compensation obligation is adjusted to reflect the performance of selected measurement options chosen by each participant. The deferred compensation under these plans totaled $36.2 million of which $14.1 million represents the vested obligation of such Plans and has been recorded in accrued employee compensation at December 31, 2005.

10. Regulatory Requirements

The Company, as a registered broker and dealer in securities is subject to the net capital provisions of Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital. Additionally, the Company, as a market maker, is subject to supplemental requirements of Rule 15c3-1(a)4, which provides for the computation of net capital to be based on the number of and price of issues in which markets are made by the Company, not to exceed $1.0 million. The Company's regulatory net capital was $41.2 million, which was $40.2 million in excess of its required net capital of $1.0 million.

The Company operates the majority of its business under the provisions of paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 as a fully-disclosed introducing broker and, accordingly, customer accounts are carried on the books of the clearing broker. However, the Company safekeeps and redeems municipal bond coupons for the benefit of its customers. Accordingly, the Company is subject to the provisions of SEC 15c3-3 relating to possession or control and customer reserve requirements.

11. Commitments and Contingencies

Litigation
The Company is involved in various legal and regulatory actions, some of which involve claims for substantial amounts, arising in the normal course of its operations. Although the Company believes it has meritorious defenses in all current legal action, the outcome of the various legal

actions is uncertain. It is the opinion of management that the resolution of these matters will not have a material adverse effect on the financial position of the Company.

Leases

The Company leases office space in various locations under noncancelable operating leases. At December 31, 2005, the future minimum rental commitments were as follows (in thousands):

Years ending December 31	
2006	$ 10,041
2007	10,192
2008	9,210
2009	8,100
2010	4,902
Thereafter	17,821
	$ 60,266

Certain leases contain renewal options, or escalation clauses providing for increased rental payments based upon maintenance, utility and tax increases.

12. Financial Instruments With Off-Balance-Sheet Risk

The Company enters into various transactions involving derivatives and other off-balance sheet financial instruments. These financial instruments include futures, mortgage-backed to-be-announced securities (TBAs) and securities purchased and sold on a when-issued basis (when-issued securities). These derivative financial instruments are used to meet the needs of customers, conduct trading activities, and manage market risks and are, therefore, subject to varying degrees of market and credit risk.

Futures contracts are executed on an exchange, and cash settlement is made on a daily basis for market movements. Accordingly, futures contracts generally do not have credit risk except in the event of default of the exchange. The credit risk for TBAs, options and when-issued securities is limited to the unrealized market valuation gains recorded in the statement of financial condition. Market risk is substantially dependent upon the value of the underlying financial instruments and is affected by market forces such as volatility and changes in interest rates.

In addition, the Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2005, at market values of the related securities and will incur a loss if the market value of the securities increases subsequent to December 31, 2005.

The Company's customers' securities transactions are introduced on a fully-disclosed basis to its clearing broker. The clearing broker carries all of the accounts of the customers of the Company and is responsible for execution, collection of and payment of funds and receipt and delivery of securities relative to customer transactions. Customers' securities activities are transacted on a cash and margin basis. These transactions may expose the Company to off-balance-sheet risk, wherein the clearing broker may charge the Company for any losses it incurs in the event that customers may be unable to fulfill their contractual commitments and margin requirements are not sufficient to fully cover losses. As the right to charge the Company has no maximum amount and

applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2005, the Company has recorded liabilities of $13,279 with regard to the right. The Company has the right to pursue collection or performance from the counter parties who do not perform under their contractual obligations. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and ensure that customer transactions are executed properly by the clearing broker.

13. Related-Party Transactions

In June 2005, the Company has invested $2.5 million in the Ryan Beck Kronos Fund, LP ("Partnership"), a limited partnership organized under the Delaware Revised Uniform Limited Partnership Act. As of December 31, 2005, the market value of the Company's investment in the Partnership was approximately $2.6 million, included within other assets. The Partnership is consolidated into Ryan Beck Investment Management, LLC (the "General Partner"), a wholly owned subsidiary of RB Holdings, who has control over the Partnership.

The Company has a receivable from RB Holdings of approximately $2.0 million and a payable to Ryan Beck Management Co., Inc. of approximately $125,000 which is intended to be settled within the next six months.

14. Reconciliation of Assets and Liabilities

The consolidated statement of financial condition at December 31, 2005, reflects assets of approximately $113,000 and liabilities of approximately $43,000 of the Subsidiaries, Ryan Beck Life Agency and Ryan Beck Executive Tax Advisors which are not included within the unaudited statement of financial condition contained in Part II of unaudited Form X-17A-5 which is prepared on an unconsolidated basis.